Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196331

Prospectus Supplement No. 7

(to prospectus dated May 6, 2015)

Sophiris Bio Inc.

This Prospectus Supplement No. 7 supplements and amends the prospectus dated May 6, 2015, or the Original Prospectus, and Prospectus Supplement No. 1 thereto, dated May 15, 2015, Prospectus Supplement No. 2 thereto, dated May 29, 2015, Prospectus Supplement No. 3 thereto, dated August 24, 2015, Prospectus Supplement No. 4 thereto, dated August 24, 2015, Prospectus Supplement No. 5 thereto, dated August 24, 2015 and Prospectus No. 6 thereto, dated August 24, 2015 which we refer to collectively to as the Prospectus, relating to the sale of an aggregate of 3,409,629 of our common shares, no par value, by the selling shareholder identified in the Original Prospectus.

On October 13, 2015, we filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to our receipt of notification from the Listings Qualifications Department of the Nasdaq Stock Market that they rejected the Company’s plan to regain compliance with the minimum stockholders’ equity requirement of the Nasdaq Global Market. The Company noted that it was intending to apply for listing on the Nasdaq Capital Market. The information set forth below supplements and amends the information contained in the Prospectus. This Prospectus Supplement No. 7 should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 7 supersedes the information contained in the Prospectus.

The prices at which the selling shareholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of the shares by the selling shareholder. However, we may receive proceeds of up to $15.0 million from the sale of our common shares to the selling shareholder, pursuant to a common stock purchase agreement entered into with the selling shareholder on May 16, 2014, including proceeds that we have already received thereunder.

The selling shareholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended. We will pay the expenses of registering these shares, but all selling and other expenses incurred by the selling shareholder will be paid by the selling shareholder.

Our common shares trade on the NASDAQ Global Market, or NASDAQ, under the ticker symbol “SPHS”. On October 28, 2015, the last reported sale price per common share was $0.76 per share.

This investment involves risks. See “Risk Factors” on page 7 of the Original Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is October 29, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

October 7, 2015

Date of Report (Date of earliest event reported)

Sophiris Bio Inc.
(Exact name of registrant as specified in its charter)

British Columbia	001-36054	98-1008712
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)

1258 Prospect Street
La Jolla, CA	92037
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (858) 777-1760

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously reported on a Current Report on Form 8-K filed with the Securities and Exchange Commission on August 21, 2015, Sophiris Bio Inc. (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) on August 18, 2015 notifying the Company that the Company did not meet the minimum stockholders’ equity requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(A). Under the Nasdaq listing rules, the Company had 45 calendar days to submit a Compliance Plan (“Plan”) to regain compliance with the minimum stockholder’s equity requirement.

On October 1, 2015, the Company submitted its plan to Nasdaq. On October 7, 2015, Nasdaq informed the Company that its plan was not sufficient for the Company to continue listing on the Nasdaq Global Market but Nasdaq noted that the Company could apply for listing on the Nasdaq Capital Market assuming the Company met the requirements for listing on the Nasdaq Capital Market. The Company has reviewed the listing requirements for the Nasdaq Capital Markets and believes that it meets the listing requirements other than the $1.00 minimum share price requirement as of September 30, 2015, but Nasdaq will make the final determination of the Company’s eligibility to list on the Nasdaq Capital Market. Nasdaq has noted that the Company will not be required to have stock price above $1.00 for our application for listing on the Nasdaq Capital Market to be approved.

The Nasdaq Capital Market is a continuous trading market and operates in a substantially the same manner as the Nasdaq Global Market.

The Company plans to submit an application to the Nasdaq for listing on the Nasdaq Capital Market on October 15, 2015. A timeline for listing to the Nasdaq Capital Market has not been determined.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sophiris Bio Inc.

Dated: October 13, 2015
	By:	/s/ Peter Slover
Peter Slover
Chief Financial Officer